SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

Commission File Number             1-4976
                       ------------------------------

(Check one)
 X   Form 10-K and Form 10-KSB               Form 11-K
---                                     ---
     Form 20-F      Form 10-Q and Form 10-QSB          Form 11-K
---             ---                               ---

         For period ended December 31, 1996
                          -----------------

---   Transition Report on Form 10-K and Form 10-KSB
---   Transition Report on Form 20-F
---   Transition Report on Form 11-K
---   Transition Report on Form 10-Q and Form 10-QSB
---   Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

         Full name of the registrant    USL Capital Corporation
                                     -----------------------------------

         Former name if applicable
                                   -------------------------------------

         Address of principal executive office  The American Road, Rm. 1182
                                               ----------------------------

         City, State and Zip Code   Dearborn, Michigan  48121
                                   ----------------------------------------

                                     PART 11
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form
---     could not be eliminated without unreasonable effort or expense;

 X  (b) The subject annual report, semi-annual report, transition report on
--- Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c)  The accountant's statement or other exhibit required by Rule 12b-25 (c)
---     has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the sale of substantially all of the Registrant's operating assets during the third and fourth quarters of 1996, preparation of financial statements and other required disclosures in the Form 10-K required substantial review and revision. This, coupled with the elimination of the Registrant's entire staff during the fourth quarter of 1996 and the difficulty associated with collecting and reviewing the Registrant's records, has resulted in unforeseen and unavoidable delays in the preparation of the Form 10-K. These delays could not be eliminated by the Registrant without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

      Peter J. Sherry, Jr.                        (313) 564-6974
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         (Name)                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        X   Yes      No
                                                       ---       ---
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        X   Yes      No
                                                       ---       ---
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the sale of substantially all of the Registrant's operating assets during the third and fourth quarters of 1996, there may be a significant change in the results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the Form 10-K. Because of the sales of such operating assets, preparation of financial statements require substantial review and revision and make an estimation of such change impossible at this time.


                             USL Capital Corporation
                             ------------------------
                    (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 1997                By /s/Peter J. Sherry, Jr.
     -------------                --------------------------------
                                  Peter J. Sherry, Jr., Secretary

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).